UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0308

         DIVISION OF
CORPORATION FINANCE


Mail Stop 03-08

September 13, 2005

AU Moon Ying, Henry
Chief Financial Officer
Man Sang Holdings, Inc.
21/F., Railway Plaza, 39 Chatham Road South
Tsimshatsui, Kowloon, Hong Kong

	Re: 	Man Sang Holdings, Inc.
		Form 10-K for the Fiscal Year Ended March 31, 2005 Form 10-Q for the Fiscal Quarter Ended June 30, 2005 File No. 0-20877

Dear Mr. AU Moon Ying:

	We have reviewed the responses in your letter filed on August 31, 2005 and have the following additional comment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005

Notes to the Consolidated Financial Statements, F-9

Note 8.  Real Estate Investment, F-22

1. We note your response to comment 5 in our letter dated August
17,
2005.  We are still unclear as to why the disposal of the real estate
investment was classified as "held and used" rather than "held for sale." Please address each of the criteria (a) - (f) in paragraph 30 of FAS 144 and tell us which of the criteria the sale does not meet.
Please be specific and provide any significant assumptions and estimates used in your determination.

*	*	*	*

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3841
with any other questions.

Sincerely,



Michael Moran
Branch Chief
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AU Moon Ying, Henry
Man Sang Holdings, Inc.
September 13, 2005
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